United Community Banks, Inc.

Investor Presentation

Fourth Quarter 2010



Jimmy C. Tallent
President & CEO

Rex S. Schuette
EVP & CFO
rex_schuette@ucbi.com
(706) 781-2266

David P. Shearrow
EVP & CRO

#1 in Customer Satisfaction

As reported by Customer Service Profiles

Cautionary Statement


United
Community Banks.

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc.'s Annual Report filed on Form 10-K with the Securities and Exchange Commission.

Non-GAAP Measures


United
Community Banks.

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Highlights Fourth Quarter


United
Community Banks.

- Credit
- Loan and Deposit Growth
- Core Earnings
- Capital


United
Community Banks.


U
UNITED

Proactively Addressing Credit Environment


United
Community Banks.

Structure

- *Centralized underwriting and approval process*
- *Segregated work-out teams*
- *Highly skilled ORE disposition group*
- *Seasoned regional credit professionals*

Process

- *Continuous external loan review*
- *Intensive executive management involvement:*
  - Weekly past due meetings
  - Weekly NPA/ORE meetings
  - Quarterly criticized watch loan review meetings
  - Quarterly pass commercial and CRE portfolio review meetings
- *Internal loan review of new credit relationships*
- *Ongoing stress testing… commenced in 2007*

Policy

- *Ongoing enhancements to credit policy*
- *Periodic updates to portfolio limits*


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Loan Portfolio *(total $4.60 billion)*



United
Community Banks.

Geographic Diversity



$ in millions



Eastern Tennessee
6% $256
Gainesville MSA
7% $312
Coastal Georgia
7% $335
Western North Carolina
15% $702
Atlanta MSA
28% $1,310
North Georgia
37% $1,689
0%
5%
10%
15%
20%
25%
30%
35%
40%

$.70B Residential Construction 15%

.13B Installment 3%

$1.28 Residential Mortgage 28%

$2.50B Commercial 54%



#1 in Customer Satisfaction
As reported by Customer Service Profiles

Commercial Loans *(total $2.50 billion)*


United
Community Banks.


Geographic Diversity

$ in millions


Eastern Tennessee
6% $148
Gainesville MSA
8% $188
Western North Carolina
8% $207
Coastal Georgia
8% $209
North Georgia
31% $774
Atlanta MSA
39% $975
0%
10%
20%
30%
40%


$.30B
Comm
Const
12%
$.44B
C & I
18%
$.98B
Owner
Occupied
39%
$.78B
Income
Producing
31%

Average Loan Size

CRE:	$447k
C&I:	$85k
Comm. Constr.	$650k


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Commercial Real Estate *(by loan type)*


United
Community Banks.

(in millions)

Loan Type	December 31, 2010 Amount	Percent
Office Buildings	$ 406	23 %
Other Small Business	323	18
Retail	251	14
Small Warehouses/Storage	177	10
Churches	144	8
Hotels/Motels	92	5
Convenience Stores	76	4
Franchise / Restaurants	75	4
Multi-Residential Properties	65	4
Farmland	50	3
Golf Course/Recreation	33	2
Auto Dealership/Service	32	2
Daycare Facility	15	1
Carwash	11	1
Funeral Home	11	1
Total	$ 1,761	100 %

Portfolio Characteristics

- 56% owner-occupied
- Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs
- $12 million project limit
- $447K average loan size


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Commercial Construction *(by loan type)*


United
Community Banks.

(in millions)

Loan Type	December 31, 2010 Amount	Percent
Land Develop - Vacant (Improved)	$ 108	37 %
Raw Land - Vacant (Unimproved)	73	24
Commercial Land Development	59	20
Miscellaneous Construction	27	9
Office Buildings	17	6
Retail Buildings	7	2
Churches	3	1
Carwash	2	1
Poultry Houses	1	0
Total Commercial Construction	$ 297	100 %

Portfolio Characteristics

- $650k Average loan size

Residential Mortgage *(total $1.28 billion)*



United
Community Banks

Geographic Diversity

$ in millions



Gainesville MSA
6% $79
Eastern Tennessee
6% $81
Coastal Georgia
7% $89
Atlanta MSA
14% $179
Western North Carolina
26% $331
North Georgia
41% $519
0%
5%
11%
16%
22%
27%
33%
38%
44%



$.34B
Home Equity
26%
Avg loan size: $45k
$.94B
Mortgage
74%
Avg loan size: $96k

Origination Characteristics

- No broker loans
- No sub-prime / Alt-A
- Policy Max LTV: 80-85%
- 51% of HE Primary Lien

Residential Construction *(total $.70 billion)*


United
Community Banks.

Geographic Diversity

$ in millions

Eastern Tennessee	3%	$17
Coastal Georgia	4%	$30
Gainesville MSA	5%	$36
Atlanta MSA	19%	$133
Western North Carolina	20%	$140
North Georgia	49%	$339

0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50% 55%

Category	Segment	Amount	%
Land	Raw	$.10B	14%
Land	Lot	$.28B	40%
Land	Developing	$.17B	25%
Construction	Spec	$.10B	14%
Construction	Sold	$.05B	7%

Average Loan Size

Spec	$241k	Develop	$650k
Sold	$147k	Raw Land	$257k
		Lot	$111k

North Georgia MSA *(residential construction)*


United
Community Banks.

(in millions)

	4Q10	3Q10	4Q09	Variance 3Q10	Variance 4Q09
Acquisition & Development					
Developing Land	$ 88	$ 98	$ 172	$ (10)	$ (84)
Raw Land	40	42	45	(2)	(5)
Lot Loans	159	168	197	(9)	(38)
Total	**287**	**308**	**414**	**(21)**	**(127)**
Construction Loans					
Spec	31	38	61	(7)	(30)
Sold	21	22	27	(1)	(6)
Total	**52**	**60**	**88**	**(8)**	**(36)**
Total Res Construction	**$ 339**	**$ 368**	**$ 502**	**$ (29)**	**$ (163)**

Atlanta MSA *(residential construction)*


United
Community Banks.

(in millions)

	4Q10	3Q10	4Q09	Variance 3Q10	Variance 4Q09
Acquisition & Development					
Developing Land	$ 30	$ 34	$ 76	$ (4)	$ (46)
Raw Land	23	27	43	(4)	(20)
Lot Loans	32	45	52	(13)	(20)
Total	**85**	**106**	**171**	**(21)**	**(86)**
Construction Loans					
Spec	38	42	68	(4)	(30)
Sold	10	11	16	(1)	(6)
Total	**48**	**53**	**84**	**(5)**	**(36)**
Total Res Construction	**$ 133**	**$ 159**	**$ 255**	**$ (26)**	**$ (122)**

Credit Quality


United
Community Banks.

(in millions)

	4Q10	3Q10	2Q10	1Q10	4Q 09
Operating Net Charge-offs[1]	**$ 47.7**	**$ 50.0**	**$ 61.3**	**$ 56.7**	**$ 84.6**
as % of Average Loans[1]	4.03%	4.12%	4.98%	4.51%	6.37%
Allowance for Loan Losses	**$ 174.7**	**$ 174.6**	**$ 174.1**	**$ 173.9**	**$ 155.6**
as % of Total Loans	3.79%	3.67%	3.57%	3.48%	3.02%
as % of NPLs	98	80	78	62	59
as % of NPLs – Adjusted [2]	**274**	**257**	**234**	**142**	**190**
Past Due Loans (30 – 89 Days)	**1.26%**	**1.24%**	**1.69%**	**2.17%**	**1.44%**
Non-Performing Loans	**$ 179.1**	**$ 217.8**	**$ 224.3**	**$ 280.8**	**$ 264.1**
OREO	**142.2**	**129.9**	**123.9**	**136.3**	**120.8**
Total NPAs	**$ 321.3**	**$ 347.7**	**$ 348.2**	**$ 417.1**	**$ 384.9**
As % of Original Principal Balance					
Non-Performing Loans	**67.2%**	**70.0%**	**69.4%**	**71.6%**	**70.4%**
OREO	**64.4**	**65.9**	**71.9**	**67.4**	**66.6**
Total NPAs					
as % of Total Assets	**4.32%**	**4.96%**	**4.55%**	**5.32%**	**4.81%**
as % of Loans & OREO	**6.77**	**7.11**	**6.97**	**8.13**	**7.30**

(1) Excludes $11.75 million partial recovery of 2007 fraud loss.
(2) Excluding loans with no allocated reserve


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Net Charge-offs by Loan Category


United
Community Banks.

(in thousands)

	4Q10[1]		% of Average Loans (Annualized)			
	NCOs	% of Avg Loans	3Q10	2Q10	1Q10	LTM[2]
Commercial (sec. by RE)	$ 6,493	1.45 %	3.16 %	2.21 %	.45 %	1.82 %
Commercial Construction	3,924	5.12	2.40	1.67	2.48	2.92
Commercial & Industrial	2,891	2.54	1.07	.85	4.31	2.19
Total Commercial	$ 13,308	2.09	2.70	1.91	1.33	2.01
Residential Construction	24,497	13.28	11.99	18.71	17.32	15.33
Residential Mortgage	9,176	2.80	2.29	1.90	1.31	2.08
Consumer/ Installment	687	2.06	2.90	3.53	2.12	2.65
Total Net Charge-offs	**$ 47,668**	**4.03**	**4.12**	**4.98**	**4.51**	**4.41**

(1) Excludes $11.75 million partial recovery of 2007 fraud loss.
(2) Based on simple average of the four quarters


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Net Charge-offs by Market


United
Community Banks.

(in thousands)

	4Q10		% of Average Loans (Annualized)			
	NCOs	% of Avg Loans	3Q10	2Q10	1Q10	LTM[1]
MARKETS						
Atlanta MSA	$ 15,222	4.48 %	3.97 %	4.85 %	4.32 %	4.41 %
Gainesville MSA	3,434	4.37	1.40	3.01	1.92	2.68
North Georgia	18,537	4.26	5.92	6.19	6.51	5.73
Western North Carolina[2]	5,154	2.87	2.99	3.86	1.96	2.92
Coastal Georgia	3,670	4.27	3.05	6.07	5.74	4.78
East Tennessee	1,651	2.53	.52	1.53	.55	1.28
Total	**$ 47,668**	**4.03**	**4.12**	**4.98**	**4.51**	**4.41**

(1) Based on simple average of the four quarters
(2) Excludes fraud loss recovery of $11.750M


#1 in Customer Satisfaction
As reported by Customer Service Profiles

NPAs by Loan Category and Market


United
Community Banks.

(in thousands)

	4Q10		
	NPLs	OREO	Total NPAs
LOAN CATEGORY			
Commercial (sec. by RE)	$ 44,927	$ 23,659	$ 68,586
Commercial Construction	21,374	17,808	39,182
Commercial & Industrial	5,611	-	5,611
Total Commercial	**71,912**	**41,467**	**113,379**
Residential Construction	54,505	78,231	132,736
Residential Mortgage	51,083	22,510	73,593
Consumer/ Installment	1,594	-	1,594
Total	**$ 179,094**	**$ 142,208**	**$ 321,302**

	4Q10		
	NPLs	OREO	Total NPAs
MARKETS			
Atlanta MSA	$ 48,289	$ 41,154	$ 89,443
Gainesville MSA	5,171	9,273	14,444
North Georgia	83,551	66,211	149,762
Western N. Carolina	25,832	11,553	37,385
Coastal Georgia	11,145	11,901	23,046
East Tennessee	5,106	2,116	7,222
Total	**$ 179,094**	**$ 142,208**	**$ 321,302**


United
Community Banks.


U
UNITED

Core Earnings


United
Community Banks.

In millions

Quarter	Core Earnings
4Q08	$17
1Q09	$22
2Q09	$27
3Q09	$32
4Q09	$30
1Q10	$29
2Q10	$29
3Q10	$28
4Q10	$28

Core Earnings Summary


United
Community Banks.

(In Thousands)	4Q10	Variance 3Q10	Variance 4Q09
Net Interest Revenue	**$ 60,132**	**$ 118**	**$ (3,797)**
Fee Revenue	11,760	(843)	12
Gross Revenue	**71,892**	**(725)**	**(3,785)**
Operating Expense (Excl OREO)	44,316	(838)	(1,419)
Pre-Tax, Pre-Credit (Core)	**$ 27,576**	**$ 113**	**$ (2,366)**

Net Interest Margin	**3.58 %**	**.01 %**	**.18 %**

Net Interest Margin


United
Community Banks.


5.0%
4.0%
3.0%
2.0%
1.0%
.0%
4.04%
4.15%
4.24%
4.13%
4.05%
3.40%
3.49%
3.60%
3.57%
3.58%
4Q09
1Q10
2Q10
3Q10
4Q10
NIM
NIM - Pre Credit (1)

(1) Excluding impact of nonaccrual loans, OREO and interest reversals

NIM Characteristics

- Margin changes
  +1 bps vs. 3Q10
  +18 bps vs. 4Q09
- Maintained loan & CD pricing
- 4Q Excess liquidity – lowered Margin by 30 bps


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Margin – Credit Costs





.70%
.60%
.50%
.40%
.30%
.20%
.10%
.00%
.64%
.66%
.64%
.56%
.47%
.20%
.20%
.19%
.14%
.11%
.27%
.26%
.25%
.22%
.19%
.17%
.20%
.20%
.20%
.17%
4Q09
1Q10
2Q10
3Q10
4Q10
Interest Reversals
Carry Cost of NPAs
Lost Interest on C/Os

Credit Costs Impacting Margin

- Historically 8 to 12 bps
- Credit cycle – significant drag on margin but improving
- Cost 4Q10 vs. Historical – 35 bps (annual earnings impact of $23 million)
- 1 bps = $670K NIR
- Declining trend due to improvements in credit quality

Deposit Mix *(total $6.5 billion)*


United
Community Banks.

($ in millions)

	4Q10	3Q10	4Q09
Demand / NOW	$ 1,573	$ 1,582	$ 1,465
MMDA / Savings	1,063	977	880
Core Transaction	**2,636**	**2,559**	**2,345**
		+77	+291
Time < $100,000	1,491	1,492	1,740
Public Deposits	663	561	597
Total Core	**4,790**	**4,612**	**4,682**
Time >$100,000	940	971	1,138
Public Deposits	62	62	49
Total Customer	**5,792**	**5,645**	**5,869**
Brokered Deposits	677	354	759
Total Deposits	**$ 6,469**	**$ 5,999**	**$ 6,628**

12% Annualized Growth


Demand & NOW
24%
MMDA & Sav.
16%
Time <$100k
23%
Time >$100k
15%
Public Funds
11%
Brokered
11%

Net Operating Loss – From Continuing Operations

United Community Banks.

(In Thousands)

	4Q10	3Q10	4Q09
Pre-Tax, Pre-Credit (Core)	**$ 27,576**	**$ 27,463**	**$ 29,942**
Provision for Loan Loss	(47,750)	(50,500)	(90,000)
Foreclosed Property Costs:			
Write-downs	(15,849)	(14,188)	(9,576)
Maintenance, Taxes, Etc.	(4,753)	(5,564)	(4,815)
Securities Gains, Net	-	2,491	2,015
Gain from Sale of Tax Credits	682	-	684
Prepayment of FHLB Advances	-	(2,233)	-
Income Taxes - Benefit	16,520	16,706	31,687
Net Operating Loss	**$ (23,574)**	**$ (25,825)**	**$ (40,063)**
Net Operating Loss per Share	**$ (.28)**	**$ (.30)**	**$ (.45)**



#1 in Customer Satisfaction
As reported by Customer Service Profiles

Net Loss


United
Community Banks.

(In Thousands)

	4Q10	3Q10	4Q09
Net Operating Loss	**$ (23,574)**	**$ (25,825)**	**$ (40,063)**
Earnings from Discontinued Operations	-	-	228
Partial Recovery of Fraud Loss (11,750 pre-tax)	7,179	-	-
Goodwill Impairment Charge	-	(210,590)	-
Net Loss	**$ (16,395)**	**$(236,415)**	**$ (39,835)**
Preferred Stock Div (TARP)	(2,586)	(2,581)	(2,567)
Net Loss per Share	**$ (.20)**	**$ (2.52)**	**$ (.45)**
Book Value	**4.84**	**5.14**	**8.36**
Tangible Book Value	**4.76**	**5.05**	**6.02**

Capital Ratios


United
Community Banks.

	Well-Capitalized	Guideline	DEC '10	SEP '10	DEC '09
Bank					
Tier 1 RBC	6 %	> 9 %	10.7 %	11.4 %	13.2 %
Total RBC	10	> 11	12.5	13.2	15.0
Leverage	5	> 8	7.5	7.9	8.8
Holding Company					
Tangible Common Equity to:					
Assets			6.4	6.8	7.1
Risk Weighted Assets			9.1	9.6	10.4
Tangible Equity to Assets			8.8	9.2	9.4


United
Community Banks.


U
UNITED

United at a Glance

United Community Banks.

Assets	\$7.4 Billion	Banks	27
Deposits	\$6.5 Billion	Offices	106



#1 in Customer Satisfaction
As reported by Customer Service Profiles

Experienced Proven Leadership


United
Community Banks.

		Joined UCBI	Years in Banking
Jimmy Tallent	President & CEO	1984	36
Guy Freeman	Chief Operating Officer	1992	52
Rex Schuette	Chief Financial Officer	2001	33
David Shearrow	Chief Risk Officer	2007	29
Glenn White	President, Atlanta Region	2007	36
Craig Metz	Marketing	2002	18
Bill Gilbert	Retail Banking	2000	34


United
Community Banks.

"Community bank service, large bank resources"

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $7.4 billion bank*

- **Service is point of differentiation**
  - *Golden rule of banking*
    - ✓ "The Bank That **SERVICE** Built"
  - *Ongoing customer surveys*
    - ✓ 95+% satisfaction rate

- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*

- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Robust Demographics *(fast growing markets)*


United
Community Banks.

Markets[1]	Population (in thousands)	Population Growth (%) Actual 2000 - 2010	Population Growth (%) Projected 2010 - 2015
North Georgia	394	23 %	7 %
Atlanta MSA	5,611	32	10
Gainesville MSA	191	37	13
Coastal Georgia	373	11	5
Western North Carolina	429	12	4
East Tennessee	860	14	6
Total Markets			
Georgia	10,014	22	7
North Carolina	9,552	19	8
Tennessee	6,366	12	5
United States	311,213	11	4

[1] ***Population data is for 2010 and includes those markets where United takes deposits.***
Source: SNL

Market Share Opportunities


United
Community Banks.

(excellent growth prospects)

Markets	Market Deposits *(in billions)* (1)	United Deposits (2)	Banks	Offices	Deposit Share(1)	Rank(1)
North Georgia	$ 7.7	$ 2.5	11	23	31 %	1
Atlanta MSA	50.0	2.0	10	38	4	7
Gainesville MSA	2.5	.3	1	6	13	3
Coastal Georgia	7.3	.4	2	9	5	8
Western North Carolina	7.5	1.0	1	20	13	3
East Tennessee	14.9	.3	2	10	2	10
Total Markets	**$ 89.9**	**$ 6.5**	**27**	**106**		

[1] ***FDIC deposit market share and rank as of 6/10 for markets where United takes deposits. Source: SNL and FDIC.***

[2] ***Based on current quarter.***


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Leading Demographics


United
Community Banks.

Rank	Ticker	Company[1]	State	Total Assets ($ B)	2010 - 2015 Population Growth [2]
1	CFR	Cullen/Frost Bankers, Inc.	TX	$17.7	9.05 %
2	WAL	Western Alliance Bancorporation	AZ	6.2	7.85
3	PRSP	Prosperity Bancshares, Inc.	TX	9.5	7.35
4	GBCI	Glacier Bancorp, Inc.	MT	6.3	7.25
5	FCNCA	First Citizens Bancshares, Inc.	NC	20.8	7.20
6	IBOC	International Bancshares Corporation	TX	12.1	7.00
7	**UCBI**	**United Community Banks, Inc.**	**GA**	**7.4**	**7.00**
8	TCBI	Texas Capital Bancshares, Inc.	TX	6.3	6.75
9	HBHC	Hancock Holding Company	MS	8.1	6.25
10	FCBN	First Citizens Bancorporation, Inc.	SC	8.6	6.00
11	FIBK	First Interstate BancSystem, Inc.	MT	7.3	5.95
12	BOKF	BOK Financial Corporation	OK	24.4	5.90
13	SNV	Synovus Financial Corp.	GA	31.0	5.05
14	FHN	First Horizon National Corporation	TN	24.7	4.40
15	CBCYB	Central Bancompany, Inc.	MO	9.4	4.30

Note: Financial information as of September 30, 2010

(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of September 30, 2010

(2) Population growth weighted by county (cumulative)

Data Source: SNL Financial

Small Business Market Growth


United
Community Banks.

Number of Businesses with 1 – 49 Employees

Markets[1]	*2000*	*2006*	Small Business Growth (%)	Population Growth 2000 - 2010 (%)
North Georgia	6,453	7,693	19	23
Atlanta MSA	**70,893**	**126,200**	**78**	**32**
Gainesville MSA	3,158	3,824	21	37
Coastal Georgia	9,441	10,210	8	11
Western North Carolina	10,274	11,544	12	12
East Tennessee	16,273	17,839	10	14

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] ***Population data is for 2009, SNL;***
Business demographics, U.S. Census Statistics of U.S. Businesses, 2008 & 2006; County Business Patterns 2000-2006

Performing Classified Loans


United
Community Banks.

(in millions)	4Q10	3Q10	2Q10	1Q10	4Q09
LOANS BY CATEGORY					
Commercial (Sec. by RE)	$ 157	$ 157	$ 141	$ 152	$ 124
Commercial Construction	90	103	78	75	51
Commercial & Industrial	17	22	22	35	34
TOTAL COMMERCIAL	**264**	**282**	**241**	**262**	**209**
Consumer / Installment	3	4	4	4	4
Residential Construction	159	178	149	154	197
Residential Mortgage	86	86	80	81	80
LOANS	**$ 512**	**$ 550**	**$ 474**	**$ 501**	**$ 490**

Business Mix Loans *(at quarter-end)*


United
Community Banks.

(in millions)	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10 vs. 4Q09
LOANS BY CATEGORY						
Commercial (sec. by R/E)	$ 1,761	$ 1,781	$ 1,780	$ 1,765	$ 1,779	$ (18)
Commercial Construction	297	310	342	357	363	(66)
Commercial & Industrial	441	456	441	381	390	51
Total Commercial	**2,499**	**2,547**	**2,563**	**2,503**	**2,532**	**(33)**
Residential Construction	695	764	820	960	1,050	(355)
Residential Mortgage	1,279	1,316	1,356	1,390	1,427	(148)
Consumer / Installment	131	133	134	139	142	(11)
TOTAL LOANS	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ (547)**

Loans – Markets Served *(at quarter-end)*


United
Community Banks.

(in millions)	**4Q10**	**3Q10**	**2Q10**	**1Q10**	**4Q09**	**4Q10 vs. 4Q09**
LOANS BY MARKET						
Atlanta MSA	$ 1,310	$ 1,365	$ 1,373	$ 1,404	$ 1,435	$ (125)
Gainesville MSA	312	316	343	372	390	(78)
North Georgia	1,689	1,755	1,808	1,814	1,884	(195)
Western North Carolina	702	719	738	756	772	(70)
Coastal Georgia	335	345	356	388	405	(70)
East Tennessee	256	260	255	258	265	(9)
Total	**$ 4,604**	**$ 4,760**	**$ 4,873**	**$ 4,992**	**$ 5,151**	**$ (547)**

Residential Construction – Total Company


United
Community Banks

(in millions)	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10 vs. 4Q09
Land Loans						
Developing Land	$ 174	$ 190	$ 214	$ 290	$ 332	$ (158)
Raw Land	99	104	110	124	127	(28)
Lot Loans	275	303	311	321	336	(61)
Total	**548**	**597**	**635**	**735**	**795**	**(247)**
Construction Loans						
Spec	97	109	125	153	178	(81)
Sold	50	58	60	72	77	(27)
Total	**147**	**167**	**185**	**225**	**255**	**(108)**
Total Res Construction	**$ 695**	**$ 764**	**$ 820**	**$ 960**	**$ 1,050**	**$ (355)**
By Region						
Atlanta	$ 133	$ 159	$ 183	$ 228	$ 255	$ (122)
Gainesville MSA	36	35	25	42	51	(15)
North Georgia	339	368	408	460	503	(164)
North Carolina	140	149	148	151	156	(16)
Coastal Georgia	30	35	37	55	60	(30)
Tennessee	17	18	19	24	25	(8)
Total Res Construction	**$ 695**	**$ 764**	**$ 820**	**$ 960**	**$ 1,050**	**$ (355)**

Residential Construction – Atlanta MSA


United
Community Banks.

(in millions)	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10 vs. 4Q09
Land Loans						
Developing Land	$ 30	$ 34	$ 40	$ 66	$ 76	$ (46)
Raw Land	23	27	32	43	43	(20)
Lot Loans	32	45	39	47	52	(20)
Total	**85**	**106**	**111**	**156**	**171**	**(86)**
Construction Loans						
Spec	38	42	48	58	68	(30)
Sold	10	11	10	14	16	(6)
Total	**48**	**53**	**58**	**72**	**84**	**(36)**
Total Res Construction	**$ 133**	**$ 159**	**$ 169**	**$ 228**	**$ 255**	**$ (122)**

Residential Construction – North Georgia


United
Community Banks.

(in millions)	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10 vs. 4Q09
Land Loans						
Developing Land	$ 88	$ 98	$ 113	$ 148	$ 173	$ (85)
Raw Land	40	42	45	43	45	(5)
Lot Loans	159	168	182	189	197	(38)
Total	**287**	**308**	**340**	**380**	**415**	**(128)**
Construction Loans						
Spec	31	38	44	54	61	(30)
Sold	21	22	24	26	27	(6)
Total	**52**	**60**	**68**	**80**	**88**	**(36)**
Total Res Construction	**$ 339**	**$ 368**	**$ 408**	**$ 460**	**$ 503**	**$ (164)**

Business Mix Loans *(at year-end)*


United
Community Banks.

(in millions)	2010	2009	2008	2007	2006
LOANS BY CATEGORY					
Commercial (sec. by R/E)	$ 1,761	$ 1,779	$ 1,627	$ 1,476	$ 1,230
Commercial Construction	297	363	500	527	469
Commercial & Industrial	441	390	410	418	296
Total Commercial	**2,499**	**2,532**	**2,537**	**2,421**	**1,995**
Residential Construction	695	1,050	1,479	1,829	1,864
Residential Mortgage	1,279	1,427	1,526	1,502	1,338
Consumer / Installment	131	142	163	177	180
TOTAL LOANS	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**


United
Community Banks.

(in millions)	**2010**	**2009**	**2008**	**2007**	**2006**
LOANS BY MARKET					
Atlanta MSA	$ 1,310	$ 1,435	$ 1,706	$ 2,002	$ 1,651
Gainesville MSA	312	390	420	399	354
North Georgia	1,689	1,884	2,040	2,060	2,034
Western North Carolina	702	772	810	806	773
Coastal Georgia	335	405	464	416	358
East Tennessee	256	265	265	246	207
Total	**$ 4,604**	**$ 5,151**	**$ 5,705**	**$ 5,929**	**$ 5,377**

Lending – Credit Summary


United
Community Banks.

(in millions)

Legal lending limit	$182
House lending limit	20
▪ Project lending limit	12
Top 25 relationships	441
▪ 9.6% of total loans	



Regional credit review – Standard underwriting


#1 in Customer Satisfaction
As reported by Customer Service Profiles

NPAs by Loan Category, Market, and Activity


United
Community Banks.

Credit Quality [1]

(in thousands)	Fourth Quarter 2010 Non-performing Loans	Fourth Quarter 2010 Foreclosed Properties	Fourth Quarter 2010 Total NPAs	Third Quarter 2010 Non-performing Loans	Third Quarter 2010 Foreclosed Properties	Third Quarter 2010 Total NPAs	Second Quarter 2010 Non-performing Loans	Second Quarter 2010 Foreclosed Properties	Second Quarter 2010 Total NPAs
NPAs BY CATEGORY									
Commercial (sec. by RE)	$ 44,927	$ 23,659	$ 68,586	$ 53,646	$ 14,838	$ 68,484	$ 56,013	$ 13,297	$ 69,310
Commercial construction	21,374	17,808	39,182	17,279	15,125	32,404	17,872	11,339	29,211
Commercial & industrial	5,611	-	5,611	7,670	-	7,670	7,245	-	7,245
Total commercial	71,912	41,467	113,379	78,595	29,963	108,558	81,130	24,636	105,766
Residential construction	54,505	78,231	132,736	79,321	73,206	152,527	88,375	74,444	162,819
Residential mortgage	51,083	22,510	73,593	58,107	26,795	84,902	53,175	24,830	78,005
Consumer / installment	1,594	-	1,594	1,743	-	1,743	1,655	-	1,655
Total NPAs	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
Balance as a % of Unpaid Principal	67.2%	64.4%	65.9%	70.0%	65.9%	68.4%	69.4%	71.9%	70.3%
NPAs BY MARKET									
Atlanta MSA	$ 48,289	$ 41,154	$ 89,443	$ 65,304	$ 32,785	$ 98,089	$ 74,031	$ 30,605	$ 104,636
Gainesville MSA	5,171	9,273	14,444	11,905	5,685	17,590	10,730	2,750	13,480
North Georgia	83,551	66,211	149,762	92,295	67,439	159,734	102,198	60,597	162,795
Western North Carolina	25,832	11,553	37,385	31,545	11,559	43,104	22,776	11,473	34,249
Coastal Georgia	11,145	11,901	23,046	10,611	10,951	21,562	8,341	16,548	24,889
East Tennessee	5,106	2,116	7,222	6,106	1,545	7,651	6,259	1,937	8,196
Total NPAs	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245
NPA ACTIVITY									
Beginning Balance	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245	$ 280,802	$ 136,275	$ 417,077
Loans placed on non-accrual	81,023	-	81,023	119,783	-	119,783	155,007	-	155,007
Payments received	(7,250)	-	(7,250)	(11,469)	-	(11,469)	(12,189)	-	(12,189)
Loan charge-offs	(47,913)	-	(47,913)	(52,647)	-	(52,647)	(62,693)	-	(62,693)
Foreclosures	(61,432)	61,432	-	(59,844)	59,844	-	(66,994)	66,994	-
Capitalized costs	-	170	170	-	601	601	-	305	305
Note / property sales	(3,100)	(33,509)	(36,609)	(2,392)	(40,203)	(42,595)	(69,598)	(68,472)	(138,070)
Write downs	-	(8,031)	(8,031)	-	(7,051)	(7,051)	-	(6,094)	(6,094)
Net losses on sales	-	(7,818)	(7,818)	-	(7,137)	(7,137)	-	(5,098)	(5,098)
Ending Balance	$ 179,094	$ 142,208	$ 321,302	$ 217,766	$ 129,964	$ 347,730	$ 224,335	$ 123,910	$ 348,245

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.


#1 in Customer Satisfaction
As reported by Customer Service Profiles

NPAs by Loan Category, Market, and Activity (Cont'd)

United Community Banks.

Credit Quality [1]

(in thousands)	First Quarter 2010 Non-performing Loans	First Quarter 2010 Foreclosed Properties	First Quarter 2010 Total NPAs	Fourth Quarter 2009 Non-performing Loans	Fourth Quarter 2009 Foreclosed Properties	Fourth Quarter 2009 Total NPAs
NPAs BY CATEGORY						
Commercial (sec. by RE)	$ 45,918	$ 21,597	$ 67,515	$ 37,040	$ 15,842	$ 52,882
Commercial construction	23,556	14,285	37,841	19,976	9,761	29,737
Commercial & industrial	3,610	-	3,610	3,946	-	3,946
Total commercial	73,084	35,882	108,966	60,962	25,603	86,565
Residential construction	147,326	74,220	221,546	142,332	76,519	218,851
Residential mortgage	57,920	26,173	84,093	58,767	18,648	77,415
Consumer / installment	2,472	-	2,472	2,031	-	2,031
Total NPAs	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
Balance as a % of Unpaid Principal	71.6%	67.5%	70.2%	70.4%	66.6%	69.2%
NPAs BY MARKET						
Atlanta MSA	$ 81,914	$ 36,951	$ 118,865	$ 106,536	$ 41,125	$ 147,661
Gainesville MSA	17,058	3,192	20,250	5,074	2,614	7,688
North Georgia	109,280	63,128	172,408	87,598	53,072	140,670
Western North Carolina	31,353	8,588	39,941	29,610	5,096	34,706
Coastal Georgia	33,438	21,871	55,309	26,871	17,150	44,021
East Tennessee	7,759	2,545	10,304	8,403	1,713	10,116
Total NPAs	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862
NPA ACTIVITY						
Beginning Balance	$ 264,092	$ 120,770	$ 384,862	$ 304,381	$ 110,610	$ 414,991
Loans placed on non-accrual	139,030	-	139,030	174,898	-	174,898
Payments received	(5,733)	-	(5,733)	(26,935)	-	(26,935)
Loan charge-offs	(58,897)	-	(58,897)	(88,427)	-	(88,427)
Foreclosures	(49,233)	49,233	-	(79,983)	79,983	-
Capitalized costs	-	320	320	-	981	981
Note / property sales	(8,457)	(25,951)	(34,408)	(19,842)	(61,228)	(81,070)
Write downs	-	(4,579)	(4,579)	-	(2,209)	(2,209)
Net gains (losses) on sales	-	(3,518)	(3,518)	-	(7,367)	(7,367)
Ending Balance	$ 280,802	$ 136,275	$ 417,077	$ 264,092	$ 120,770	$ 384,862

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Net Charge-offs by Category and Market


United
Community Banks.

Credit Quality [1]

(in thousands)	Fourth Quarter 2010 [3] Net Charge-Offs	Fourth Quarter 2010 [3] Net Charge-Offs to Average Loans [2]	Third Quarter 2010 Net Charge-Offs	Third Quarter 2010 Net Charge-Offs to Average Loans [2]	Second Quarter 2010 Net Charge-Offs	Second Quarter 2010 Net Charge-Offs to Average Loans [2]
NET CHARGE-OFFS BY CATEGORY						
Commercial (sec. by RE)	$ 6,493	1.45 %	$ 14,212	3.16 %	$ 9,757	2.21 %
Commercial construction	3,924	5.12	1,972	2.40	1,460	1.67
Commercial & industrial	2,891	2.54	1,207	1.07	867	.85
Total commercial	13,308	2.09	17,391	2.70	12,084	1.91
Residential construction	24,497	13.28	23,934	11.99	41,515	18.71
Residential mortgage	9,176	2.80	7,695	2.29	6,517	1.90
Consumer / installment	687	2.06	978	2.90	1,207	3.53
Total	$ 47,668	4.03	$ 49,998	4.12	$ 61,323	4.98
NET CHARGE-OFFS BY MARKET						
Atlanta MSA	$ 15,222	4.48 %	$ 13,753	3.97 %	$ 16,926	4.85 %
Gainesville MSA	3,434	4.37	1,143	1.40	2,547	3.01
North Georgia	18,537	4.26	26,554	5.92	28,100	6.19
Western North Carolina	5,154	2.87	5,509	2.99	7,194	3.86
Coastal Georgia	3,670	4.27	2,702	3.05	5,581	6.07
East Tennessee	1,651	2.53	337	.52	975	1.53
Total	$ 47,668	4.03	$ 49,998	4.12	$ 61,323	4.98

[1] Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank.

[2] Annualized.

[3] North Carolina residential construction net charge offs for the fourth quarter of 2010 exclude a $11.8 million partial recovery of a 2007 fraud-related charge-off.


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Net Charge-offs by Category and Market (Cont'd.)


United
Community Banks.

Credit Quality [1]

(in thousands)	First Quarter 2010 Net Charge-Offs		First Quarter 2010 Net Charge-Offs to Average Loans [2]		Fourth Quarter 2009 Net Charge-Offs		Fourth Quarter 2009 Net Charge-Offs to Average Loans [2]	
NET CHARGE-OFFS BY CATEGORY								
Commercial (sec. by RE)	$	1,964	.45	%	$	3,896	.86	%
Commercial construction		2,206	2.48			4,717	5.03	
Commercial & industrial		4,110	4.31			153	.15	
Total commercial		8,280	1.33			8,766	1.36	
Residential construction		43,100	17.32			67,393	23.87	
Residential mortgage		4,551	1.31			7,026	1.93	
Consumer / installment		737	2.12			1,400	3.83	
Total	$	56,668	4.51		$	84,585	6.37	
NET CHARGE-OFFS BY MARKET								
Atlanta MSA	$	15,545	4.32	%	$	43,595	12.07	%
Gainesville MSA		1,675	1.92			2,273	2.49	
North Georgia		29,747	6.51			18,057	3.57	
Western North Carolina		3,695	1.96			10,091	5.11	
Coastal Georgia		5,649	5.74			8,109	7.72	
East Tennessee		357	.55			2,460	3.67	
Total	$	56,668	4.51		$	84,585	6.37	

(1) Excludes non-performing loans and foreclosed properties covered by the loss-sharing agreement with the FDIC, related to the acquisition of Southern Community Bank. (2) Annualized.


#1 in Customer Satisfaction
As reported by Customer Service Profiles

Loans / Deposits – Liquidity


United
Community Banks.

(in millions)	4Q 10	3Q 10	4Q 09	Variance vs 3Q 10	Variance vs 4Q 09
Loans	$ 4,604	$ 4,760	$ 5,151	$ (156)	$ (547)
Core (DDA, MMDA, Savings)	$ 2,636	$ 2,559	$ 2,345	$ 77	$ 291
Public Funds	725	623	646	102	79
CD's	2,431	2,463	2,878	(32)	(447)
Total Deposits (excl Brokered)	$ 5,792	$ 5,645	$ 5,869	$ 147	$ (77)
Loan to Deposit Ratio	**79%**	**84%**	**88%**		
Investment Securities	$ 1,490	$ 1,310	$ 1,530	$ 180	$ (40)
Percent of Assets	**20%**	**19%**	**19%**		
Commercial & Short-Term Paper	$ 442	$ 109	$ 130	$ 333	$ 312
Floating Rate Securities	183	-	-	183	183
Excess Fed and Other Cash	117	43	100	74	17
Total Excess Liquidity	**$ 742**	**$ 152**	**$ 230**	**$ 590**	**$ 512**

Wholesale Borrowings - Liquidity


United
Community Banks.

(in millions)

	Unused Capacity	4Q10	3Q10	4Q09	Variance vs 4Q 10	Variance vs 4Q 09
Wholesale Borrowings						
Brokered Deposits	$ 1,184	$ 677	$ 354	$ 759	$ 323	$ (82)
FHLB	804	55	55	115	-	(60)
Fed Funds	50	-	-	-	-	-
Other Wholesale	233	101	104	101	(3)	-
Total	$ 2,271	**$ 833**	**$ 513**	**$ 975**	**$ 320**	**$ (142)**
Long-Term Debt						
Sub-Debt		$ 96	$ 96	$ 96	$ -	$ -
Trust Preferred Securities		54	54	54	-	-
Total Long-Term Debt		**$ 150**	**$ 150**	**$ 150**	**$ -**	**$ -**

Business Mix – Deposits *(at quarter-end)*


United
Community Banks.

(in millions)

DEPOSITS BY CATEGORY	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10 vs. 4Q09
Demand & Now	$ 1,573	$ 1,582	$ 1,561	$ 1,489	$ 1,465	$ 108
MMDA & Savings	1,063	977	930	908	880	183
Core Transaction Deposits	**2,636**	**2,559**	**2,491**	**2,397**	**2,345**	**291**
Time < $100,000	1,491	1,492	1,569	1,636	1,740	(249)
Public Deposits	663	561	564	611	597	66
Total Core Deposits	**4,790**	**4,612**	**4,624**	**4,644**	**4,682**	**108**
Time > $100,000	940	971	1,028	1,059	1,138	(198)
Public Deposits	62	62	66	73	49	13
Total Customer Deposits	**5,792**	**5,645**	**5,718**	**5,776**	**5,869**	**(78)**
Brokered Deposits	677	354	612	711	759	(82)
Total Deposits	**$ 6,469**	**$ 5,999**	**$ 6,330**	**$ 6,487**	**$ 6,628**	**$ (160)**

Core Transaction Deposits


United
Community Banks.

Geographic Diversity

4Q 09 | 4Q 10

$ in millions

Region	4Q 09	4Q 10
Eastern Tennessee	$125	$144
Coastal Georgia	$128	$152
Gainesville MSA	$148	$171
Western North Carolina	$416	$461
North Georgia	$653	$727
Atlanta MSA	$874	$981

$0 $200 $400 $600 $800 $1,000

Core Transactions / Total Deposits (%)

	4Q10	4Q09
Atlanta MSA	50.3 %	42.5 %
North Georgia	39.5	36.8
Western NC	48.2	40.7
Gainesville MSA	51.2	45.0
Coastal GA	39.5	36.5
Eastern TN	44.1	37.0
Total	**45.5 %**	**39.9 %**

NPA Sale in 2Q


United
Community Banks.

Sold $103 Million NPA's – With a $65 Million Capital Option and Warrant

- Completed sale on April 30, 2010
- Accelerates disposition of the more illiquid assets

CATEGORY *(in millions)*			**MARKETS** *(in millions)*		
Commercial	$	29.4	Atlanta	$	10.7
Commercial Construction		11.3	Gainesville		13.5
Residential Construction		62.4	N. Georgia		50.0
Total	$	103.1	Coastal Georgia		7.6
			North Carolina		21.3
				$	103.1

NPA Sale – Fair Value Accounting


United
Community Banks.

Fair Value Accounting – Warrant / Option to Purchase Equity

- Increase to Capital Surplus - $39.8 million
- Pre-tax expense charge - $45.3 million; after-tax cost - $30.0 million
- GAAP Capital +$9.8million – Slight Negative to "Regulatory Capital" (DTA)

(in millions)

	Income Statement		Capital Surplus
Fair Value of Warrants / Option	$ (39.8)		$ 39.8
Loan Discount (3.5% to 5.8%)	(4.5)		
Closing Costs	(1.0)		
Total Charge to Expense	(45.3)		
Tax Benefit	15.3		
Impact on Net Loss	$ (30.0)		$ 39.8
Impact on GAAP Equity		$ +9.8	

Southern Community Bank


United
Community Banks.

($ in millions)

- Purchased – June 19, 2009
- Nine years old – Enhances presence in southside metro Atlanta markets
- Four banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties
- 54 employees (Reduced by 17 after conversion in September 2009)
- $208 in customer deposits, including $53 core deposits
- FDIC assisted transaction: 80% guarantee on $109 loss threshold, 95% above
  - Fully discounted bid with no credit exposure
  - Accounted for credit related items (at FMV) as "covered assets" on balance sheet

	4Q10	3Q10	2Q10	1Q10	4Q09	2Q09
Loans	$ 68	$ 75	$ 81	$ 79	$ 85	$ 110
OREO	32	30	33	32	34	25
FDIC Receivable	32	40	43	58	67	95
Total Covered Assets	$ 132	$ 145	$ 157	$ 169	$ 186	$ 230

  - Pre-tax gain on acquisition of $11.4
- Accretive to earnings per share

Non-GAAP Reconciliation Tables


United
Community Banks.

(in thousands except EPS)

	Operating Earnings to GAAP Earnings Reconciliation		
	4Q 10	**3Q 10**	**4Q09**
Core fee revenue reconciliation [(1)]			
Core fee revenue	$ 11,760	$ 12,603	$ 11,748
Securities gains (losses), net	-	2,491	2,015
Loss on prepayment of FHLB advances	-	(2,233)	-
Gain from sale of tax credits	682	-	684
Fee Revenue (GAAP)	**$ 12,442**	**$ 12,861**	**$ 14,447**
Core operating expense reconciliation [(1)]			
Core operating expense	$ 44,316	$ 45,154	$ 45,735
Foreclosed property expense	20,602	19,752	14,391
Noncash goodwill impairment charge	-	210,590	-
Operating expense (GAAP)	**$ 64,918**	**$ 275,496**	**$ 60,126**
Diluted loss per common share reconciliation [(1)]			
Diluted operating loss per common share	$ (.28)	$ (.30)	$ (.45)
Noncash goodwill impairment charge	-	(2.22)	-
Provision for special fraud-related loan loss and partial recovery	.08	-	-
Diluted loss per common share (GAAP)	**$ (.20)**	**$ (2.52)**	**$ (.45)**

(1) From continuing operations

Non-GAAP Reconciliation Tables


United
Community Banks.

Operating Earnings to GAAP Earnings Reconciliation

	4Q 10	3Q 10	4Q 09
Net interest margin - pre credit reconciliation			
Net interest margin - pre credit	4.05 %	4.13 %	4.04 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.47)	(.56)	(.64)
Net interest margin	**3.58 %**	**3.57 %**	**3.40 %**
Tangible common equity and tangible equity to tangible assets reconciliation			
Tangible common equity to tangible assets	6.35 %	6.78 %	7.37 %
Effect of preferred equity	2.40	2.41	2.16
Tangible equity to tangible assets	**8.75**	**9.19**	**9.53**
Effect of goodwill and other intangibles	.10	2.18	2.41
Equity to assets (GAAP)	**8.85 %**	**11.37 %**	**11.94 %**
Tangible common equity to risk-weighted assets reconciliation			
Tangible common equity to risk-weighted assets	9.05 %	9.60 %	10.39 %
Effect of preferred equity	3.52	3.51	3.19
Tangible equity to risk weighted assets	12.57	13.11	13.58
Effect of other comprehensive income	(.62)	(.81)	(.87)
Effect of trust preferred	1.06	1.06	.97
Effect of deferred tax asset limitation	(3.34)	(2.94)	(1.27)
Tier I capital ratio (Regulatory)	**9.67 %**	**10.42 %**	**12.41 %**

Analyst Coverage


United
Community Banks.

- **FBR Capital**
  (Market Perform - Oct 28, 2010)
- **FIG Partners**
  (Outperform - Jan 3, 2011)
- **Guggenheim Securities, LLC**
  (Neutral - Jan 4, 2011)
- **Keefe, Bruyette & Woods**
  (Market Perform - Oct 29, 2010)
- **Macquarie Capital (USA)**
  (Neutral - Jan 3, 2011)
- **Raymond James & Assoc.**
  (Market Perform - Nov 1, 2010)
- **Sandler O'Neill & Partners**
  (Hold - Jan 3, 2011)
- **Stephens, Inc.**
  (Equal Weight - Nov 1, 2010)
- **Sterne Agee & Leach, Inc.**
  (Neutral - Oct 28, 2010)
- **SunTrust Robinson Humphrey**
  (Neutral (2) - Oct 28, 2010)

United Community Banks, Inc.

Investor Presentation

Fourth Quarter 2010

